UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Permianville Royalty Trust
(Name of Issuer)

Trust Units
(Title of Class of Securities)

29269K 100
(CUSIP Number)

Matthew Rymer
Cross Ocean Partners Management LP
20 Horseneck Lane
Greenwich, CT 06830
203-340-7850
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Permianville Holdings LLC
2	Check The Appropriate Box if A Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 7,590,698 Trust Units
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,590,698 Trust Units
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,590,698 Trust Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.0%
14	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on September 10, 2018, as amended by Amendment No. 1 filed with the SEC on October 12, 2022 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on October 21, 2022 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on October 31, 2022 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on January 5, 2023 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on January 17, 2023 (“Amendment No. 5”), Amendment No. 6 filed with the SEC on January 25, 2023 (“Amendment No. 6”) and Amendment No. 7 filed with the SEC on January 30, 2023 (“Amendment No. 7” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Schedule 13D”), relating to the trust units representing beneficial interests (the “Trust Units”) in Enduro Royalty Trust (n/k/a Permianville Royalty Trust), a Delaware statutory trust (the “Issuer”). The address of the principal executive office of the Issuer is 601 Travis Street, 16th Floor, Houston, Texas 77002. Except as otherwise specified in this Amendment No. 8, all items left blank remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Responses to each item of this Amendment No. 8 are incorporated by reference into the response to each other item, as applicable.

Item 5.               Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a), (b) Holdings is the sole record and beneficial owner of 7,590,698 Trust Units, which represents 23.0% of the outstanding Trust Units (based on 33,000,000 total outstanding Trust Units as of November 14, 2022, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022).

(c) The following table sets forth the transactions effected by the Reporting Person in the Trust Units within the past 60 days. All transactions listed below were effected as open market sales pursuant to a 10b5-1 trading plan adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

Seller	Date of Transaction	Number of Trust Units Sold	Price per Trust Unit(1)
Permianville Holdings LLC	January 3, 2023	18,500	$3.0996
Permianville Holdings LLC	January 4, 2023	21,300	$3.096
Permianville Holdings LLC	January 5, 2023	21,500	$3.0498
Permianville Holdings LLC	January 6, 2023	14,363	$3.0251
Permianville Holdings LLC	January 9, 2023	12,003	$3.0061
Permianville Holdings LLC	January 10, 2023	8,200	$3.0031
Permianville Holdings LLC	January 12, 2023	900	$3.00
Permianville Holdings LLC	January 13, 2023	34,500	$3.0377
Permianville Holdings LLC	January 17, 2023	36,000	$3.0552
Permianville Holdings LLC	January 18, 2023	32,407	$3.0213
Permianville Holdings LLC	January 19, 2023	14,628	$3.02
Permianville Holdings LLC	January 20, 2023	11,579	$3.0001
Permianville Holdings LLC	January 23, 2023	40,500	$3.0217
Permianville Holdings LLC	January 24, 2023	42,500	$3.0548
Permianville Holdings LLC	January 25, 2023	41,000	$3.0637
Permianville Holdings LLC	January 26, 2023	40,000	$3.0519
Permianville Holdings LLC	January 27, 2023	38,000	$3.0413
Permianville Holdings LLC	January 30, 2023	43,000	$3.0334
Permianville Holdings LLC	January 31, 2023	46,000	$3.0168
Permianville Holdings LLC	February 1, 2023	36,260	$3.002
Permianville Holdings LLC	February 2, 2023	1,962	$3.0005

(1) Reflects the weighted average sales price.

(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Trust Units reported herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2023

PERMIANVILLE HOLDINGS LLC

By:	/s/ Matthew Rymer
Name:	Matthew Rymer
Title:	Authorized Signatory